Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $600 Million Public Note Offering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

CALGARY, June 16, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL, NYSE: PBA) is pleased to announce that it has closed its previously announced offering of $600 million of senior unsecured medium-term notes (the "Offering"). The Offering was conducted in two tranches consisting of $500 million in senior unsecured medium-term notes, series 6 (the "Series 6 Notes") having a fixed coupon of 4.24 percent per annum, paid semi-annually, and maturing on June 15, 2027, and $100 million principal amount through the re-opening of the Company's 4.75 percent medium-term notes, series 3, due April 30, 2043 (the "Series 3 Notes").

The Offering was announced on June 11, 2015. The Series 3 Notes and Series 6 Notes were offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated March 18, 2015 and related prospectus and pricing supplements dated June 11, 2015.

The net proceeds will be used by the Company to repay its short-term indebtedness under its credit facilities, as well as to fund Pembina's capital program and for other general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "expects", "will", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking information and statements relating to Pembina's anticipated use of the net proceeds of the offering.

These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof, including with respect to future industry and economic conditions and that Pembina will carry on its business and operations in accordance with its current strategic plan and capital budget. Forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance of agreements in accordance with their terms; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2014, which can be found under Pembina's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on Pembina's website at www.pembina.com. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws.

All dollar values are in Canadian dollars.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com

CO: Pembina Pipeline Corporation

CNW 11:15e 16-JUN-15